Graubard Miller The Chrysler Building 405 Lexington Avenue NEW YORK, N.Y. 10174-1901 (212) 818-8800

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(212) 818-8881		(212) 818-8638
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jgallant@graubard.com

April 3, 2009

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission

100 F Street, NE

Mail Stop 3720

Washington, D.C. 20549

Attention: Larry Spirgel

Re:	Victory Acquisition Corp.

Registration Statement on Form S-4

Filed March 24, 2009

File No. 333-158171

Dear Mr. Spirgel:

On behalf of Victory Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated March 31, 2009, relating to the above-captioned registration statement (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), a copy of which (i) has been marked with the changes from the original filing of the Registration Statement and (ii) has been marked with the changes from Amendment No. 1 to the Registration Statement (“Amendment No. 1”). We are also delivering three (3) courtesy copies of each such marked Amendment No. 2 to Paul Fischer of your office.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Securities and Exchange Commission

April 3, 2009

General

1.	Please advise us whether the approval of the TouchTunes shareholders was necessary in order to accomplish the proposed acquisition, and if so, how their approval was obtained. Upon reviewing your response, we may have further comment. We note, also, disclosure on page 12 indicating that TouchTunes’ shareholders have the ability to exercise appraisal rights. Please advise us, and revise as necessary here and on page 16 under “Appraisal Rights,” to indicate under what circumstances TouchTunes’ shareholders would exercise appraisal rights, and whether its shareholders have, in fact, done so.

With respect to the first part of the Staff’s comment, please be advised that under Section 6.1(c) of the Merger Agreement and applicable Delaware corporate law, the approval of stockholders of TouchTunes Corporation (“TouchTunes”) is required to accomplish the proposed business combination. While such approval has not yet been obtained, a meeting of the TouchTunes stockholders for such purpose has been called for April 21, 2009. TouchTunes will use the proxy statement/prospectus in connection with the TouchTunes stockholders’ meeting, together with a supplement thereto. Additionally, VantagePoint CDP Partners, L.P. (“VantagePoint”), a TouchTunes stockholder that owns outstanding TouchTunes voting stock that is sufficient to approve the business combination, has entered into an agreement to vote in favor of the transaction at such meeting. While the terms of the Merger Agreement did not obligate any stockholder of TouchTunes to deliver such a voting agreement, the Company had the right under Section 8.1(g) of the Merger Agreement to terminate the Merger Agreement if, within 24 hours following the execution of the Merger Agreement, such agreement had not been obtained. Following execution of the Merger Agreement, VantagePoint convened the necessary internal processes and determined to execute and deliver such a voting agreement and did execute and deliver same to the Company on March 25, 2009. We have revised the disclosure on page 1 of the Registration Statement to clarify the foregoing.

With respect to the second part of the Staff’s comment, we have revised the disclosure on page 125 of the Registration Statement and included disclosure in Annex H to the Registration Statement to disclose the ability of the TouchTunes stockholders to exercise appraisal rights. As of the date hereof, no stockholder of TouchTunes has exercised such appraisal rights.

Securities and Exchange Commission

April 3, 2009

2.	Please provide us with marked copies of any materials that support any third party statements, clearly cross-referencing each statement with the underlying factual support. We note, for example, the cite to the 2008 Handshake Marketing study on page 102, and the Beverage Information Group’s 2009 Handbook Advance on page 103.

We are supplementally providing to the Staff copies of documents that support the third party statements in the Form S-4, and the table below cross-references each applicable statement with the underlying factual support. We confirm that all of these documents, with the exception of the 2007 Handshake Marketing study and the 2008 Arbitron study, are publicly available.

NO.	INFORMATION	PAGE NO.	BACKUP
1.	Approximately 150,000 bar and bar-restaurant locations	98	2007 study by Handshake Marketing on behalf of TouchTunes, slide 6

2.	There are approximately 190,000 casual/family and 285,000 quick-service restaurant outlets in the United States.	99	GE Capital Solutions, Franchise Finance, Chain Restaurant Industry Review, 2007, pp. 59, 71, 75 2007 study by Handshake Marketing on behalf of TouchTunes,, slide 15

3.	[O]ne of the key priorities for the industry is the application of new technology to improve the customer experience.	99	GE Capital Solutions, Franchise Finance, Chain Restaurant Industry Review, 2008, pp. 22, 64

4.	The alcoholic beverage industry spent approximately $2.1 billion on measured advertising (television, radio, print and outdoor advertising) during 2006.	99	Advertising Age 2007 Marketer Profiles Yearbook, p. 9

5.	TouchTunes believes, based in part on the foregoing study by Advertising Age, that unmeasured advertising (signage, displays, trinkets, promotions, etc.) is approximately equal to measured advertising.	99	Advertising Age 2007 Marketer Profiles Yearbook, pp. 9-11 (based on total and measured advertising of top four beer and liquor brands, Anheuser-Busch, Diageo, SAB Miller and Molson Coors)

6.	Approximately $5.4 billion was spent on advertising for movies, record video and music in 2006.	99	Advertising Age 2007 Marketer Profiles Yearbook, p. 7

7.	[A]ccording to the Motion Picture Association of America, an average of approximately $35 million was spent in 2006 to market each major studio release.	99	Internet article citing to “Marketing to Moviegoers: The Handbook” (http://www.marketingmovies.net/news/movie-marketing-spend-up-not-down-in-06/)

8.	TouchTunes’ network audience consists primarily of active, social, 21 to 34 year-old adults, 56% of whom are male, with approximately half of the total audience holding college degrees or higher and having household incomes of over $60,000.	100	2008 study conducted by Arbitron on behalf of TouchTunes, pp. 14-16

Securities and Exchange Commission

April 3, 2009

Summary of the Material Terms of the Merger, page 1

3.	Please revise your prospectus to have one summary only, and one “Q&A” only, as opposed to the summary you have included here, followed by an additional summary beginning on page 10. Furthermore, the Q&A should not repeat any information that appears in the summary, and vice versa. Please limit the discussion in the Q&A section to short, clear answers addressing material procedural questions, leaving brief summaries of the material substantive aspects of the proposals for your summary section.

We have revised the disclosure in the Registration Statement under the sections captioned “Summary of the Material Terms of the Merger” and “Questions and Answers for Victory Stockholders About the Proposals” and removed the section captioned “Summary of the Proxy Statement/Prospectus” as requested.

4.	Please revise the fourth bullet point to provide the dollar figure associated with the consideration to be received by TouchTunes’ shareholders, based upon a recent price quote for Victory shares. Also, disclose the price on a per share basis.

We have revised the disclosure on page 2 of the Registration Statement as requested to indicate the dollar figure associated with the consideration to be received by TouchTunes’ stockholders, assuming a stock price of $10.00 per share.

5.	Please revise to update your fifth bullet point, as necessary, to reflect any arrangements entered into by Victory, its officers, directors, or founding shareholders, to provide for the purchase of shares in connection with the vote on the proposed acquisition, or otherwise to provide holders of public shares “incentives” to vote in favor of the merger proposal. We note disclosure on page 18 regarding the latter.

Neither the Company nor its officers, directors or founding stockholders has entered into any such arrangement as of the date of this filing. Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

6.	Please revise your fifth bullet point to provide ownership and voting percentages for TouchTunes following the merger, including the potential EBITDA shares.

We have revised the disclosure on pages 2 and 3 of the Registration Statement as requested to indicate (i) that the TouchTunes stockholder ownership will be approximately 41.2%, or 45.5% if approximately 19.99% of the Company’s public stockholders seek to exercise their conversion rights, and (ii) that, if the EBITDA shares are earned, the TouchTunes stockholder ownership will increase to approximately 47.3%, or 51.7% if approximately 19.99% of the Company’s public stockholders seek to exercise their conversion rights.

Securities and Exchange Commission

April 3, 2009

Questions and Answers, page 4

Why is Victory Proposing the Merger?, page 4

7.	Please revise page 5, paragraph two, to provide balance to your statement regarding Touch Tunes’ “significant growth potential” by also referring to the company’s history of losses and accumulated deficit as of December 28, 2008.

We have revised the disclosure on page 2 of the Registration Statement as requested.

How do I exercise my conversion rights?, page 5

8.	We note on page 6 that the amount received upon conversion would be approximately $10 per share. Disclose what the IPO price was.

We have revised the disclosure on page 6 of the Registration Statement as requested to indicate the $10.00 conversion price is the same price paid for each unit sold in the Company’s initial public offering.

What happen if the merger is not consummated?, page 7

9.	Indicate whether any parties have not signed a waiver relating to funds in the trust account and, if so, how much of the trust account is at risk.

We have revised the disclosure on page 94 of the Registration Statement to indicate that vendors that have not executed a waiver are owed an aggregate of approximately $90,000, which amount will be repaid from funds held outside of the trust account.

Prospectus Summary, page 10

10.	Please revise to include disclosure in your prospectus summary regarding whether and how the proposed acquisition meets the “80% Test” requirements as disclosed in the Victory Acquisition Form S-1, file no. 333-140359. Likewise, given TouchTunes’ history of losses and accumulated deficit, address how this choice of an acquisition target reconciles with disclosure in the Form S-1 indicating that Victory would typically focus on companies “with sound historical financial performance,” and a “history of strong operating and financial results.”

With respect to the first part of the Staff’s comment, we have revised the disclosure on page 1 of the Registration Statement as requested.

With respect to the second part of the Staff’s comment, although the Company indicated in the Form S-1 that it would “seek to acquire an established company with sound historical financial performance” and with a “history of strong operating and financial results,” it did not indicate that it was required to make such an acquisition. Furthermore, the disclosure contained in the Form S-1 specifically stated that the Company could “decide to enter into a business

Securities and Exchange Commission

April 3, 2009

combination with a target business that does not meet these criteria and guidelines.” Accordingly, we do not believe the disclosure is inconsistent with the Company’s proposed business combination with TouchTunes and therefore have not revised the disclosure in the Registration Statement in response to this part of the Staff’s comment.

The Adjournment Proposal, page 14

11.	Since a merger must be completed contemporaneously with the date of the special meeting, advise how it is feasible to adjourn and continue soliciting if not enough votes in favor of the merger are obtained at the time of the meeting.

It is possible for the Company to obtain sufficient votes to approve the adjournment proposal but not receive sufficient votes to approve the merger proposal. In such a situation, the Company could adjourn the meeting and attempt to solicit additional votes in favor of the merger proposal. We have revised the disclosure on pages 4 and 78 of the Registration Statement to clarify the foregoing.

Actions that may be Taken to Secure Approval of Victory’s Stockholders, page 18

12.	Please revise to briefly disclose why the Victory board is of the opinion that shareholders exceeding 20% intend to vote against the transaction, such that Victory may go into the public market to purchase shares sufficient to ensure the approval of the transaction.

We have revised the disclosure on page 52 of the Registration Statement as requested to indicate that the Company’s board believes present holders exceeding 20% of the Company’s public shares may seek to exercise their conversion rights based on recently completed business combinations by other similarly structured blank check companies.

Risk Factors, page 28

TouchTunes has a history of substantial losses and may not achieve or sustain profitability in the future., page 28

13.	Please revise to quantify TouchTunes’ history of losses and accumulated deficit.

We have revised the disclosure on page 15 of the Registration Statement as requested to include TouchTunes’ accumulated deficit as of December 28, 2008 and its net losses as of December 31, 2006, December 30, 2007 and December 28, 2008.

Securities and Exchange Commission

April 3, 2009

TouchTunes may apply the proceeds released from the trust account in a manner…, page 34

14.	Please revise to indicate the balance of the senior secured credit facility as of a recent date.

We have revised the disclosure on page 23 of the Registration Statement as requested to indicate the outstanding balance under TouchTunes’ senior secured credit facility as of April 1, 2009.

15.	Disclose the estimated amount of proceeds necessary to accelerate the roll-out of the Barfly network and entertainment systems and to repay the senior secured credit facility.

We have revised the disclosure on page 22 of the Registration Statement as requested to include the estimated amount of proceeds necessary to accelerate the Barfly roll-out and repayment of the senior secured credit facility.

The historical financial information for TouchTunes included in this proxy statement/prospectus is not necessarily indicative of its future performance., page 36

16.	Please revise to include, to the extent ascertainable, the costs associated with fulfilling TouchTune’s obligations to satisfy the requirements of Item 404 of the Sarbanes-Oxley Act.

We have revised the disclosure on page 24 of the Registration Statement as requested to state that expected increased costs to satisfy Item 404 of the Sarbanes-Oxley Act will be between $1.0 million and $1.5 million.

17.	Note that TouchTunes was a public company through 2005 and chose to go private because the benefits did not outweigh the costs of being a public company.

We have revised the disclosure on page 24 of the Registration Statement as requested to include the statement that TouchTunes was once a public company that went private.

Victory’s outstanding warrants may be exercised in the future, which would increase the number of shares eligible for future resale in the public market and result in dilution (to) TouchTunes’ stockholders.. page 39

18.	Disclose Victory’s stock price as of the most recent practicable date relative to the exercise price of the warrants. Please address with greater specificity the dilutive impact that will result if these presently in-the-money warrants are exercised. The current disclosure is too generic.

We have revised the disclosure on page 27 of the Registration Statement as requested to indicate the Company’s stock price as of a recent date and to indicate that the TouchTunes stockholder ownership would decrease from approximately 41.2% to 26.5% if the Company’s warrants were exercised (assuming no other exercises of options or warrants).

Securities and Exchange Commission

April 3, 2009

Victory’s current directors and executive officers have certain interests in consummating the merger that may have influenced their decision to approve the business combination with TouchTunes., page 41

19.	Disclose that Messrs. Watson and Ledecky purchased their Founders’ Shares and Warrants for nominal consideration.

We have revised the disclosure on page 29 of the Registration Statement as requested.

The exercise of Victory’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the merger…page 42

20.	Please revise to clarify, both here and in the body of your discussion, whether the officers and directors can, in fact, change the terms of the merger subsequent to the shareholder vote. To the extent that the disclosure in the penultimate sentence is mitigating of this risk, please revise to remove it. Likewise, please revise the disclosure on page 67, under “Amendments,” to indicate that the merger agreement may be amended subsequent to the shareholder vote, and how shareholders would be informed of any material change.

We have revised the disclosure on pages 30 and 63 of the Registration Statement as requested to indicate that while certain changes could be made without further stockholder approval, some changes could have a material or fundamental impact on the Company’s stockholders. If material or fundamental changes are in fact made after the date of the Registration Statement, the Company would be required to immediately disclose such changes in a press release and in a Current Report on Form 8-K filed with the SEC.

If the merger is completed, a large portion of the funds in the trust account…may be used for the purchase, directly or indirectly, of Public Shares., page 42

21.	Please revise to provide more specificity regarding the public float deficiency and/or lack of sufficient public holders that could result in Victory being precluded from listing on NASDAQ.

We have revised the disclosure on page 30 of the Registration Statement as requested.

Securities and Exchange Commission

April 3, 2009

The Merger Proposal, page 50

Lock-Up Agreements, page 51

22.	Clarify that the lock up agreements do not cover shares purchased in the open market and in private transactions to facilitate the approval of the merger.

The above-referenced lock-up agreements cover any shares of common stock of the Company owned by the Company’s insiders immediately following the merger or otherwise received in connection with the merger. Accordingly, any shares purchased in the open market and in private transactions by such individuals to facilitate the approval of the merger would be covered by the lock-up agreements. However, any shares purchased in the open market by such individuals after the merger would not be covered. We have revised the disclosure on pages 37, 43 and 130 of the Registration Statement to clarify the foregoing.

Voting Agreement, page 51

23.	Clarify what happens to the voting agreement if Messrs. Ledecky or Watson sell a significant portion of their shares.

The voting agreement places no restrictions on the ability of Messrs. Ledecky and Watson to sell their shares of the Company’s common stock and such sales are restricted only by the 18-month lock-up agreements described in the Registration Statement. Accordingly, as Messrs. Ledecky and Watson sell shares in accordance with the lock-up agreement, their ability to influence the election of directors under the voting agreement will be diminished. We have revised the disclosure on page 43 of the Registration Statement to clarify the foregoing.

Background of the Merger, page 52

24.	Please revise to indicate TouchTunes’ reasons for engaging in the proposed transaction. Such discussion should address what has changed since the company went private in 2005 to make being a public company attractive again. Please see Item 4.a.2 of Form S-4.

We have revised the disclosure on page H-8 in the section entitled “TouchTunes’ Board of Directors’ Reasons for Approval of the Merger” contained in Annex H (Proxy Supplement for TouchTunes Special Meeting of Stockholders) to the Registration Statement as requested to indicate the reasons why TouchTunes’ Board of Directors believes that it would be attractive for it to become a public company again, notwithstanding its determination to go private in 2005.

25.	Please clarify the relationship of Victory Acquisition to Constellation Consulting. We note your reference in paragraph three to Victory contacting “several investment bankers, private equity firms, consulting firms, legal and accounting firms” after the completion of its IPO, and the subsequent reference to Constellation in paragraph three on page 53. Did Victory retain Constellation prior to the February 27, 2009 contact in connection with its search for an acquisition target or otherwise? If so, please disclose the terms of the agreement, and file the agreement as an exhibit to your registration statement. We note that in connection with the completion of the merger Constellation will receive 3,000,000 shares of Victory common stock. If Victory did not retain Constellation Consulting, please revise to disclose why Constellation contacted Victory, and disclose any prior business contacts between Constellation, Victory, and/or Victory’s affiliates.

We have revised the disclosure on page 45 of the Registration Statement as requested. Supplementally, the Company did not retain Constellation Consulting (“Constellation”) prior to the February 2009 contact and there is no written agreement relating to the obligation on the part of Messrs. Watson and Ledecky to transfer to Constellation the 300,000 shares (as opposed to 3,000,000 shares indicated in the above comment) referred to in the Registration Statement.

Securities and Exchange Commission

April 3, 2009

26.	Please revise to describe with more specificity the nature of the “relationship” between Constellation Consulting and Rad Weaver, as disclosed in paragraph four on page 53.

We have revised the disclosure on page 45 of the Registration Statement to indicate that the above-referenced relationship was of a social nature.

27.	Please revise paragraph five, page 53, to expand upon the nature of the “various accounting issues” and “additional information” Mr. Ledecky required of TouchTunes on March 1 and 2, 2009, as well as what comprised the “condition of TouchTunes’ financial statements for inclusion in any proxy statement involving Victory” discussed in the February 28, 2009 telephone call with Mr. Weaver. Likewise, please provide more complete disclosure regarding the “complete negotiation of various deal points” on March 20, 2009.

We have revised the disclosure on pages 45 and 46 of the Registration Statement as requested.

28.	Please revise the first partial paragraph on page 54 to explain the significance of VantagePoint to TouchTunes such that Mr. Ledecky sought to meet with its representatives on March 10, 2009.

We have revised the disclosure on page 45 of the Registration Statement as requested.

Victory’s Board of Directors’ Reasons for the Approval of the Merger, page 55

29.	Please revise the first paragraph to enumerate the “several factors” that led to the determination of the final agreed-upon consideration.

We have revised the disclosure on page 46 of the Registration Statement to delete the above-referenced sentence as it was duplicative of other disclosure in such section. The factors utilized by the Company’s board of directors are those set forth in the subsequent disclosure in the same section.

Securities and Exchange Commission

April 3, 2009

30.	Please revise to indicate what consideration, if any, the board gave to such potentially negative factors as TouchTunes’ history of losses, generally declining National economic conditions that have, among other things, led to two TouchTunes’ operators filing for protection under the U.S. Bankruptcy Code, the temporary employment of TouchTunes’ current CEO and need for a permanent replacement and the interests of management in approving the merger just prior to the date of dissolution in arriving at their unanimous recommendation of the proposed transaction.

We have revised the disclosure on pages 50 and 51 of the Registration Statement as requested to indicate the negative factors considered by the Company’s board of directors including TouchTunes’ history of losses and level of indebtedness, general economic conditions and the interim nature of its Chief Executive Officer.

31.	We note the reference in paragraph four to the “wide variety of factors” considered by the Board in concluding that the merger agreement is in the best interests of Victory shareholders. Please clarify, if true, that the discussion that ensues comprises all material factors considered by the Victory Board.

We have revised the disclosure on page 47 of the Registration Statement as requested.

32.	Indicate whether the impending deadline for a merger influenced the board in deciding to forgo engaging an independent financial advisor to issue an opinion on the fairness and/or 80% requirement for the merger.

We have revised the disclosure on page 47 of the Registration Statement to indicate that, based on the Company’s board of directors’ business experience, the board was able to determine that the business combination was fair from a financial perspective to the Company’s stockholders without obtaining a fairness opinion. Furthermore, given the time constraints the Company faced in completing its business combination, the board determined that it was not practicable to obtain a fairness opinion.

The Experience of TouchTunes’ Management, page 56

33.	Please revise to clarify that following the proposed merger, the management team to which you make reference may not necessarily remain with the company.

We have revised the disclosure on page 48 of the Registration Statement as requested.

Valuation, page 56

34.	Please disclose, or confirm that you have disclosed in this section, all financial projections exchanged between Victory and TouchTunes, as well as Barfly and PlayporTT, or advise us why they are not material. Also disclose the bases for and the nature of the material assumptions underlying the projections.

We have revised the disclosure on pages 48 and 49 of the Registration Statement as requested.

Securities and Exchange Commission

April 3, 2009

35.	Please revise to include the discounted cash flow analysis, normalized market EBITDA multiples, and revenue multiples the board used to arrive at the multi-hundred million dollar valuation by the Victory board of the TouchTunes’ jukebox business. Please also include the calculations employed by the board at arriving at the valuation figure, including the bases for all assumptions used in the analyses.

We have revised the disclosure on pages 48 and 49 of the Registration Statement as requested.

36.	We note your statement that you did not consider a directly related public or private comparable company in your valuation of TouchTunes, yet you go on to refer at the conclusion of paragraph one to “companies with growth potential on top of an existing positive EBITDA business.” Please revise to include the companies used in this part of your analysis, and indicate why they were chosen as presumably comparable companies.

We have revised the disclosure on page 48 of the Registration Statement as requested.

37.	In the absence of further disclosure regarding what value the Victory Board of Directors gave to the disclosure summarized by the charts included mid-page 57, we are uncertain how the inclusion of the charts relates to your discussion of the Board’s valuation of TouchTunes. It is also unclear why the information presented should not be considered projections. Please advise.

Based on the Staff’s comment, we have removed the above-referenced charts. Accordingly, we no longer believe the comment is applicable.

Satisfaction of 80% Test, page 58

38.	Please revise to thoroughly discuss the financial analysis the Board employed in arriving at the conclusion that the 80% Test was met based on a “comparison of comparable companies and a discounted cash flow analysis.”

We have revised the disclosure on page 51 of the Registration Statement as requested.

Securities and Exchange Commission

April 3, 2009

Recommendations of Victory’s Board of Directors, page 59

39.	Clarify the references to “TouchTunes’ record of growth, high return on equity....”

After reading the disclosure in light of the Staff’s comments, we determined to remove the above-referenced sentence as the factors considered by the Company’s board in approving the transaction were set forth in detail earlier in the disclosure. To highlight any particular factor would be incomplete. Accordingly, we no longer believe this comment is applicable.

The Merger Agreement, page 62

The Charter Amendment Proposals, page 74

40.	Please revise, as applicable, to address any potential anti-takeover effects of having a substantial number of authorized and unreserved shares. If true, state that the additional shares could be used by management to resist a takeover effort. Refer to Release No. 34-15230.

We have revised the disclosure on pages 71 and 72 of the Registration Statement as requested.

Directors and Officers of Victory following the Merger, page 83

Compensation Discussion and Analysis, page 90

41.	We note your statement that the CD&A you have included “does not necessarily represent compensation decisions that will be made by TouchTunes following completion of the merger.” Please revise to include compensation discussion and analysis disclosure with respect to new plans or policies that may be applicable to officers and directors following the consummation of the merger (as provided in the Release 33-8732A text at n. 97). Refer Regulation S-K Compliance and Disclosure Interpretation Section 217.12 available at http://www.sec.govidivisions/corpfm/guidance/regs-kinterp.htm.

We have revised the disclosure on page 87 of the Registration Statement as requested to delete the reference to TouchTunes’ current executive compensation not necessarily representing compensation decisions that will be made after the merger. In fact, TouchTunes would expect that the principal elements of its compensation packages for its executive officers, namely a combination of base salary, performance-based cash bonuses and stock incentive awards, would remain unchanged.

Securities and Exchange Commission

April 3, 2009

Elements of Compensation of Executive Officers page 91

42.	Explain why Messr. Tooker was the only named executive officer to receive options in 2008.

All of TouchTunes’ executive officers, except Mr. Tooker, received options to purchase shares of TouchTunes common stock in 2007. In light of Mr. Tooker’s exceptional performance and added responsibilities in 2008, TouchTunes granted him an option to purchase shares of TouchTunes common stock in 2008 so that his option package would be commensurate with the packages of its other executive officers.

Business of Touch Tunes, page 102

TouchTunes Competitive Strengths. page 103

43.	We note your statement concerning your U.S., Canada and Mexico sales. Indicate whether your sales have been concentrated in any specific region of the United States or abroad.

We have revised the disclosure on page 99 of the Registration Statement under “TouchTunes Competitive Strengths” as requested to indicate that TouchTunes’ jukebox systems are spread throughout the United States and are not concentrated in any specific region. We have also revised the disclosure on page 101 of the Registration Statement under “TouchTunes Strategy — Expand internationally through selective acquisitions” to indicate the percentage of revenues derived from Canada and Mexico in fiscal year 2008.

Competition, page 110-111

44.	To the extent known or reasonably ascertainable, please revise to indicate TouchTunes’ competitive position relative to its competitors.

We have revised the disclosure on page 107 of the Registration Statement as requested to clarify the factors on which TouchTunes competes in the digital jukebox market.

Touch Tunes Management Discussion and Analysis, page 115

45.	The Commission’s Interpretive Release No. 33-8350, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” located on our website at http://www.sec.gov/rules/interp/33-8350.htm, suggests that companies identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance.

Please consider expanding your discussion of any known trends or uncertainties that could materially affect Victory’s results of operations in the future, including any trends management considers meaningful for investors in understanding the combined company’s prospects after the merger.

•	Address the costs associated with the national roll out of Barfly and PlayPorTT to existing digital jukebox equipped locations.

Securities and Exchange Commission

April 3, 2009

•

Address what changes you expect as a result of becoming a public company, especially in light of the company’s decision to go private four years ago. In this regard, we note your disclosure under the risk factor “The historical financial information for TouchTunes included in this proxy statement is not necessarily indicative of its financial performance,” beginning on page 36.

•	Explain why the merger is expected to result in “significantly increased leverage and liquidity requirements.”

We have revised the disclosures on pages 112 and 113 of the Registration Statement as requested to include estimates of the costs associated with the national roll-outs of Barfly and PlayPorTT.

We have revised the disclosures on page 113 of the Registration Statement as requested to address the impact that TouchTunes expects as a result of becoming a public company through the proposed merger.

We have also revised the disclosure on page 113 of the Registration Statement as requested to delete the phrase quoted above and to add language to the effect that the acquisition of TouchTunes by Victory is expected to result in a post-merger company with greater access to cash resources and, therefore, the ability to accelerate roll-out plans for its products and services.

Results of Operations, page 120

46.	Please revise to provide a more robust discussion of the reasons underlying various changes in operations. For example, where you discuss the decline in unit sales, revise to provide more specificity as to the products that were delayed in mid-2008. Likewise, discuss any other reasons for the growth in service revenues in addition to the increase in the number of digital jukeboxes, to the extent material.

We have revised the disclosure on page 117 of the Registration Statement to state that TouchTunes’ Allegro MX-1 and PlayPorTT systems were delayed in mid-2008. The only material reason for the growth in service revenues in fiscal 2008 was the increase in the number of digital jukeboxes, and consequently, we have not added additional reasons.

47.	Include a discussion of the company’s net income (loss) for the periods being presented.

We have revised the disclosure on page 118 of the Registration Statement to add a discussion of TouchTunes’ net loss for the fiscal years ended December 31, 2006, December 30, 2007 and December 28, 2008.

Securities and Exchange Commission

April 3, 2009

48.	Explain the reason for the delay of two shipments of new products in 2008 that affected your revenues for 2008. Clarify whether this is likely to result in a “boost” to revenues for 2009.

We have revised the disclosure on page 117 of the Registration Statement to explain the reasons for the delayed shipments of the Allegro MX-1 and PlayPorTT. We have also clarified that due to the buying patterns of operators with respect to digital jukeboxes and since PlayPorTT is a new product, TouchTunes does not expect these delays to result in increased revenue in 2009.

Liquidity and Capital Resources, page 124

49.	Please provide an assessment of TouchTune’s ability to meet both its short-term and long-term liquidity needs, beyond the somewhat vague statement that “TouchTunes believes that these sources will provide sufficient liquidity for it to meet its liquidity requirements” in paragraph one of this section, Note that we consider “long-term” to be the period in excess of the next twelve months. See Section III.C of Release No. 33-6835 and footnote 43 of Release No. 33-8350. In providing this assessment, address various contingencies. For example, discuss whether additional financing will be needed in addition to the release of approximately $313 million in cash upon completion of the merger.

We have revised the disclosure on page 120 of the Registration Statement as requested to clarify that TouchTunes believes that the cash remaining in the Victory trust account and available to fund the company’s operations post-merger together with TouchTunes’ cash on hand, cash from operations and borrowing capacity under its senior credit facility, will be sufficient to fund TouchTunes’ operations, capital expenses, working capital requirements, research and development needs and other liquidity requirements through at least 2010.

Indebtedness, page 125

50.	Please revise to indicate if TouchTunes is in compliance with the covenants contained in the revolving credit facility and multi-draw term loans.

We have revised the disclosure on page 122 of the Registration Statement as requested to state that TouchTunes was in compliance with the financial covenants contained in its senior secured credit facility as of March 31, 2009.

Securities and Exchange Commission

April 3, 2009

Related Party Transaction, page 126

51.	Clarify whether any shares of TouchTunes preferred stock will remain outstanding following the merger.

We have revised the disclosure on page 123 of the Registration Statement as requested to indicate that no shares of preferred stock will remain outstanding following the merger.

Beneficial Ownership, page 129

52.	Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares owned by Third Point, LLC, Azimuth Opportunity, Ltd., and Fir Tree, Inc.

We have revised the disclosure on page 127 of the Registration Statement as requested to indicate the person with voting and/or dispositive power.

Interest of Victory Stockholders in the merger, page 131

53.	We note that the percentages of ownership of current Victory shareholders indicated here vary from percentages of Victory ownership disclosed elsewhere in the document, roughly 16% to roughly 59%. Please advise.

We have revised the disclosure on page 128 of the Registration Statement so that such ownership percentages conform throughout the document.

Description of Securities, page 135

54.	Please revise to include disclosure addressing the EBITDA shares to be issued in connection with the proposed acquisition. Also, please address the issuance of these shares as it applies to your Beneficial Ownership table on pages 129-130 subsequent to the assumed consummation of the merger.

We have revised the disclosure on pages 125 and 132 of the Registration Statement as requested.

Exhibits 99.1, 99.2, 99.3, 99.4

55.	Please note that, due to the limitations placed on each consent, you will have to file new consents with each amendment to the registration statement.

We have revised the language in the consents so as to include any amendments filed to the Registration Statement and filed such new consents with Amendment No. 1 to the Registration Statement. Accordingly, we respectfully believe that we will no longer have to file the consents with any subsequent amendments to the Registration Statement.

Securities and Exchange Commission

April 3, 2009

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Eric J. Watson

Jonathan J. Ledecky